September 23, 2008

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kevin Woody, Branch Chief
Mail Stop 4561

Re:      Franklin Street Properties Corp.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File No. 001-32470

Dear Mr. Woody:

Franklin Street Properties Corp. (“we”, “our” or the “Company”) has set forth below its response to the comment on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 (the “10-K”) provided by you to me in a letter dated September 9, 2008 (the “Letter”).  The response is keyed to the numbering of the comment in the Letter and to the heading used in the Letter.

Comment

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Consolidated Statements of Income, page F-6

1.
Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X.  Specifically, address your presentation of interest expense within your operating expenses and your presentation of gain on sale of properties and provision for loss on property held for sale below income from discontinued operations.

Response

We respectfully submit that our presentation complies with Rule 5-03 of Regulation S-X.  More specifically, the presentation of interest expense within our operating expenses was done to comply with Rule 5-03.2(e) of Regulation S-X.  Rule 5-03.2(e) requires “expenses applicable to other revenues” to be presented in operating expenses.  The Company uses this presentation because our operating revenue reflects interest income within the caption “Management fees and interest income from loans” which is detailed in Note 4 on page F-21.  As noted in Note 4, the Company is typically entitled to interest on funds advanced to Sponsored REITs. The Company, in turn, draws on its line of credit to fund these advances. The Company presented interest expense as an operating expense because a substantial majority of the expense is applicable to the revenues earned by the Company from interest income on the loans.

401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880-6210

United States
Securities and Exchange Commission
Attn:  Kevin Woody, Branch Chief
September 23, 2008

The presentation of gain on sale of properties and provision for loss on property held for sale below income from discontinued operations has been done to comply with Rule 3-15(a)(1) of Regulation S-X.   Rule 3-15(a)(1) requires real estate investment trusts when reporting pursuant to Rule 5-03 to report gains or loss on the sale of properties between the items required in Rule 5-03.15 Discontinued Operations and Rule 5-03.16 Income or Loss Before Extraordinary Items and Cumulative Effects of Changes in Accounting Principles.  The Company has disclosed the components of discontinued operations, including the gain on sale of properties, in Note 10 on page F-26.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosure in response to Staff comments in the 10-K do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt
Chief Financial Officer

cc:	Ms. Jennifer Monick, Senior Staff Accountant, SEC Scott H. Carter, Esq., General Counsel, Franklin Street Properties Corp.